December 12, 2005

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Lisa Vanjoske, Assistant Chief Accountant

Re:	AmerisourceBergen Corporation

Form 10-K for September 30, 2004

Form 10-Q for June 30, 2005

File No. 1-16671

Dear Ms. Vanjoske:

I am writing for the purpose of confirming our discussion on December 6, 2005 regarding the timing of AmerisourceBergen Corporation’s written response to the comments contained in the letter dated November 23, 2005 (the “SEC Letter”) from Jim B. Rosenberg, Senior Assistant Chief Accountant of the Securities and Exchange Commission, to Michael D. DiCandilo, AmerisourceBergen’s Chief Financial Officer. It is my understanding that you agreed during our conference call that AmerisourceBergen could have an additional 10 business days beyond the due date specified in the SEC Letter to respond in writing to the comments contained in the letter. Accordingly, we intend to submit our response to the SEC Letter no later than December 22, 2005.

Thank you for granting us the additional time to respond. Kindly let me know if you think I have misunderstood or mischaracterized our discussion regarding the timing of AmerisourceBergen’s response.

Sincerely,

/s/ John G. Chou

John G. Chou

Vice President, Deputy General Counsel

& Secretary